U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             TriTec Industries, Inc.
                 (Name of Small Business Issuer in its charter)

            Nevada                                       41-1805437
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

7901 Flying Cloud Drive
Eden Prairie, Minnesota                                    55344
(Address of principal executive office)                  (Zip Code)

Issuer's telephone number (612) 942-5282

           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares


                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1.  DESCRIPTION OF BUSINESS

         TriTec Industries, Inc. was first formed as a Minnesota corporation in October, 1994. It was formed as a holding company for Placer Recovery Systems, Inc., Earth Technologies, Inc. and Pit Bull Industries, Inc. The principal business was the Placer Recovery Systems, Inc., which was a successor to the E.
F. Domine Company, as a manufacturer of placer mining equipment. The domicile of TriTec Industries, Inc. was moved to Nevada in June, 1996 when it was incorporated in Nevada.

         The Company's line of placer mining equipment was manufactured and sold by the E. F. Domine Company beginning in 1981. Placer Recovery Systems, Inc. manufactured and sold the same equipment beginning in 1991, and, since 1994, it has been manufactured and sold under the name of TriTec Industries, Inc. The equipment is used for the recovery of precious metals from surface deposits left by alluvial or glacial activity. The equipment is also used for crushing and the recovery of precious metals in small hard rock mining.

         The equipment is known as "The Gold Claimer" and "The Rotary Riffle," with ancillary and supporting recovery and grinding equipment. These come in a variety of sizes and prices. The rotary riffle design produces high recovery rates of precious metals and the equipment is portable, self contained and multi functional. The equipment is in a variety of sizes ranging from five to two hundred tons per hour, and in price from $6,000 to $360,000.

         The Company has also made preliminary steps to begin business in Guyana, South America. It has established a corporation named Gold Hill Holdings, Inc. in Barbados. That corporation is owned 47.5% by the Company, 2.5% by Earth Technologies, Inc. (an affiliated corporation), 20% by A & A International Industries, Inc., 20% by Pacrim Information Systems, Inc. and 10% by AIC International Resources Corporation; the last three companies are located in Vancouver, British Columbia, Canada. Gold Hill Holdings, Inc. is in turn the 100% owner of Gold Hill (Guyana) Incorporated, a Guyana corporation.

         Gold Hill (Guyana) Incorporated obtained a membership in the Gold & Diamond Miners' Association on August 27, 1997, and a license to trade in valuable minerals and precious stones on September 2, 1997, and has opened an office in Georgetown, Guyana.

         Gold and diamonds are mined in Guyana by many small miners, locally called "porknockers" who then trade the gold and diamonds they mine for goods in a barter system. Gold and diamonds are also mined by natives, called "Amerindians" who also trade the gold and diamonds for goods in a barter system. The prices charged for the goods bartered to the porknockers and Amerindians are much higher than charged for similar goods in the United States, with the result that in many instances it is less expensive to trade for the gold and diamonds than to mine them.

         The Company is also in negotiations for leases on real estate in Guyana to mine for gold and diamonds. It is the intent of the Company to use its mining equipment, after it is sold to Gold Hill (Guyana) Incorporated, which is far more efficient than the local methods used.


ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

         The Company has operated at a loss for several years. Revenues from sales increased from 1995, $128,862, to 1996, $423,128, however, because of cost of sales and operating expenses the loss was greater in 1996, $611,263 than in 1995 $312,195. Revenues from sales decreased dramatically in the first 7 months of 1997 to $30,358, resulting in a loss for the 7 months of $225,234.

         Management of the Company feels that the falling sales are a result of the falling price of gold and the cost of its equipment to miners that are unable to afford the equipment. Discussions with prospective customers reveal that the customers like the mining equipment, but are unable to pay for it.

         The Company has six loans that comprise its long term debt. All of them are now in default. In addition the plant where the mining machinery was manufactured has been foreclosed and is no longer available to the Company. The Company has been using a subcontractor for manufacturing a substantial portion of the equipment with the Company's personnel at the site to oversee and finalize the equipment.

         There were amounts due from related parties, which were written off of $47,414 in 1995 and $361,325 in 1996. The officers' ability to repay their part of the amount due is based on the future earnings of the Company. The Auditor for the Company issued a going concern opinion, and because of a deficiency of assets the amounts were written off.

         Management of the Company decided upon a new course of business faced with the declining sales of its equipment. The result was an alliance with A & A International Industries, Inc., Pacrim Information Systems, Inc. and AIC International Resources Corporation to form the Barbados and Guyana companies and engage in trading for gold and diamonds in Guyana and using the mining equipment of the Company for mining of gold and diamonds in Guyana.

         The Vancouver companies contributed $70,000 to the Guyana company for the purchase of a mining machine, which was sold to the Guyana company by TriTec for the $70,000. It is hoped that the mining business in Guyana will be profitable and will enable returns to be made to the Company. In addition the Company will attempt to trade goods for gold and diamonds in Guyana at a profit to bring further cash to the Company, and enable it to survive.

         Management feels that its strongest assets are its mining equipment with good technology, and its contacts in the mining industry throughout the world. It is now using both assets to enter into the mining business itself through its alliance with the Vancouver companies. This will lead to sales of the equipment to work the mining claims it partially owns, and income from the mining operations.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company owns no property. The Company leases 3,163 square feet of office space in suburban Minneapolis, Minnesota at a monthly gross rental of $4,080 through May 31, 2000, with a five year renewal option and additional rent based on variations in operating costs. The Company is not now current on its rent at the leased office space.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the information as to the ownership of each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's common and preferred stock, and the officers and directors of the Company.

                                  COMMON STOCK

         Name                                        Shares            Percent
         ----                                        ------            -------

Eugene Chessen                                       850,000           32%

Willis Black                                         700,000           26%

John McManus                                         300,000           11%

Directors and Officers as                          1,850,000           58%
a group
                                 PREFERRED STOCK

Eugene Chessen                                       100,000           40%

Willis Black                                         100,000           40%

John McManus                                          50,000           20%

Directors and Officers as                            250,000          100%
a group

         The Company has an agreement to issue 1,000,000 of its shares at $.01 per share to A & A International Industries, Inc. In addition the shares include a one year option to purchase an additional 1,000,000 shares at $1.00 per share; the shares available through option have warrants to acquire an additional 1,000,000 shares at $1.25 per share for a period of two years. The initial deposit of $10,000 has been received, however, the related shares have not been issued.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:

Name                        Age               Position
----                        ---               --------

Eugene Chessen              56               Chairman of the Board/Director

Willis Black                50               President/Director

John McManus                65               Vice President/Director

James O'Neill               52               Director

Michael Burns               52               Director

         Eugene Chessen, Chairman of the Board. Mr. Chessen is a founder of the Company and has served as CEO of Placer Recovery Systems, Inc. since 1991. He has also been President of Chessen's Restaurants, Inc. of Minneapolis since 1988.

         Willis Black, President and a Director. Mr. Black has been the Vice President of Placer Recovery Systems, Inc. since 1992.

         John McManus, Vice President and a Director. Mr. McManus has been Vice President of Sales for Placer Recovery Systems, Inc. since 1991. Mr. McManus is a graduate of Boston University.

         James O'Neill, a Director. Mr. O'Neill has been the President, Chief Operating Officer of the O'Neill Real Estate Group and J. F. O'Neill and Associates, both real estate companies, since 1983.

         Michael Burns, a Director. Mr. Burns is an attorney, he practiced law in Minneapolis, and for more than the past five years has been the owner of Burns and Associates, a government relations business.

ITEM 6.  EXECUTIVE COMPENSATION

         Eugene Chessen is paid $5,000 per month; he has options to purchase 250,000 shares of common stock of the Company at $2.00. He is also given health and disability insurance and an automobile allowance.

         Willis Black is paid $5,000 per month; he has options to purchase 250,000 shares of common stock of the Company at $2.00. He is also given health and disability insurance and an automobile allowance.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Eugene Chessen and Willis Black were given advances of $181,239 in prior years as advances. Their ability to repay the money is dependent on the future earnings of the Company, and that amount was accordingly written off. The balances due from related parties carried on the financial statements represent amounts subsequently received.


ITEM 8. LEGAL PROCEEDINGS

         The Southwest Initiative Fund held a mortgage on the Walnut Grove property of the Company. It filed a foreclosure suit and there was a Sheriff's sale of the property on March 24, 1997.

         There was a mechanic's lien filed by Lamberton Distributing Company in the amount of $16,866.

         There have been judgments entered in debt collection cases in favor of
W. W. Grainger for $7,709, Ron Alley for $830, AT & T Wireless for $1,224 and Thomas Publishing for $3,515.


ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         There is not, and there has never been, a market for the common shares of the Company. There are 78 holders of the common stock of the Company.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

           Name                     Date              Shares            Cost

Eugene Chessen                      12/94             700,000

Willis Black                        12/94             700,000
Mable Lueders and Ardele Chessen    12/94             150,000
John McManus                        3/95              150,000
John Oertle                         3/95               10,000          10,000
James O'Neill                       4/95               25,000
Devon Capital USA                   5/95               25,000
Christian and Jean Christensen      10/95               1,000           1,000
Ronald Moline                       10/95               5,000           5,000
Harold and Sharon Hoffman           12/95               5,000           5,000
Community National Bank             1/96               15,000          15,000
Christian and Jean Christensen      1/96                9,000           9,000
Robert Penny                        1/96                5,000           5,000
Christian and Jean Christensen      1/96                8,000           8,000
Diane Norris                        1/96                5,000           5,000
Kenneth Chupita                     1/96                4,000           4,000
Sharon Waller                       1/96               10,000          10,000
Harold and Sharon Hoffman           1/96               15,000          15,000
Harold and Sharon Hoffman           2/96                5,000           5,000
Gary Huff                           2/96               18,888          18,888
Jonathan Swanson                    2/96                6,000           6,000
Joseph and Julia Sadek              2/96                5,000           5,000
Prehap Reddy                        2/96                5,000           5,000
Steven Cheney                       3/96                5,000           5,000
Richard Neslund                     10/96             103,507         100,000
Paul and Linda Swanson              3/96                6,250           6,250
Community National Bank             3/96                5,000           5,000
Diana Norris                        3/96               15,000          15,000
Michael Burns                       3/96                5,000
Harold and Sharon Hoffman           3/96               25,000          25,000
Michael and Carole Greco            3/96                6,000           6,000
Vincent Masucci                     3/96                5,000
Leonard Brink                       3/96                7,500           7,500
Gary Harms                          3/96                5,000           5,000
Richard Shope                       4/96                7,500           7,500
Curtis Delgard                      4/96                5,000           5,000
Carl and Jean Nyberg                4/96                4,000           4,000
Peter Veldman                       4/96                6,000           6,000
Gary Trueblood                      4/96                5,000           5,000
Paul and Linda Swanson              4/96                3,500           3,500
Carol Weingeist                     4/96               10,000          10,000
Kenneth Chupita                     4/96                2,000           2,000
Ronald Moline                       4/96                5,000           5,000
Community National Bank             4/96                5,000           5,000
Neil Friedman                       4/96               10,000          10,000
George Guritz                       4/96                5,000           5,000
Kevin Macken                        4/96                5,000           5,000

Paul and Linda Swanson              4/96               10,250          10,250
Harold and Sharon Hoffman           4/96               10,000          10,000
Harry Vennemann                     4/96                5,000           5,000
Leonard and Alvina Brink            4/96                2,500           2,500
David Vennemann                     4/96                5,000           5,000
Steven Weiland                      4/96                2,500           2,500
Earl Holdridge                      4/96                5,000           5,000
Joseph and Marion Vahl              4/96                5,000           5,000
Robert and Debra Greenberg          5/96                5,000           5,000
Christian and Jean Christensen      5/96                3,000           3,000
Dale Meyer                          5/96                2,500           2,500
Kenneth Preimesberger               6/96                6,000           6,000
Edward Atkins                       6/96               10,000          10,000
Robert Stein                        6/96                5,000           5,000
Douglas and Melissa Adler           6/96                5,000           5,000
Charles Rosenberg                   6/96                5,000           5,000
Jonathan Swanson                    6/96                9,000           9,000
Fred Caslavka                       6/96                5,000           5,000
Community National Bank             7/96               15,329          15,329
Gary Huff                           7/96               14,000          14,000
Thomas Tutin                        7/96                5,000           5,000
Harold and Sharon Hoffman           7/96                8,800           8,800
Shirley Beise                       7/96               10,000          10,000
William Kuban                       7/96                5,000           5,000
Eugene Matson                       7/96                5,000           5,000
Paul Bearman                        7/96                5,000           5,000
Peter Veldman                       7/96                4,000           4,000
Community National Bank             7/96                4,448           4,448
Christian and Jean Christensen      7/96               24,000          24,000
Community National Bank             8/96               11,428          11,428
Community National Bank             8/96               11,000          11,000
Community National Bank             8/96               14,000          14,000
Community National Bank             8/96                5,000           5,000
Christian and Jean Christensen      9/96                3,000           3,000
Amando Balzer                       9/96                5,000           5,000
Christian and Jean Christensen      9/96                2,000           2,000
Michael Wheelock                    10/96              15,000
David Eggert                        10/96              15,000
Camilia Parrott                     10/96               5,000           5,000
Kathleen Trorn                      10/96              10,000          10,000
Paul Beamon                         10/96               1,000           1,000
Delores Johnson                     10/96               5,000           5,000
George Guritz                       11/96              20,000
Carol Weingeist                     1/97               10,000          10,000
George Guritz                       1/97               40,000
Community National Bank             2/97                3,130           3,130

Arnold Holing                       2/97               20,000          20,000

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11.  DESCRIPTION OF SECURITIES

         The company has authorized 36,000,000 shares of stock, $.001 par value, 35,000,000 shares have been designated as common shares, and the remaining 1,000,000 shares are preferred shares. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. The voting rights are cumulative. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares are convertible into 10 common shares at a price of $1.00 per share for a period of 10 years. The preferred shares have voting power.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Nevada Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13.  FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                  5. Opinion of counsel

                  10.1 Gold Hill Holdings, Inc. Articles (Barbados)

                  10.2 Gold Hill (Guyana) Incorporated

                  10.3 Joint Venture Agreement

                  10.4 License to Trade

                  23.1 Consent of Stirtz Bernards Boyden Surdel & Larter, P.A.

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995


                                TABLE OF CONTENTS

                                                                    Page

Independent Auditors' Report                                           1

Consolidated Financial Statements:

   Consolidated Balance Sheets                                         2

   Consolidated Statements of Operations                               3

   Consolidated Statements of Stockholders' Equity (Deficit)           4

   Consolidated Statements of Cash Flows                               5

   Notes to Consolidated Financial Statements                          6

[STIRTZ BERNARDS BOYDEN SURDEL & LARTER, P.A. LETTERHEAD]


To The Board of Directors
TRITEC INDUSTRIES, INC. AND SUBSIDIARIES
Minneapolis, Minnesota

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of TriTec Industries, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriTec Industries, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have not audited or reviewed the July 31, 1997 financial statements included in Form 10SB, however, we did become aware of information that leads us to conclude that they are not presented in accordance with generally accepted accounting principles. In March 1997 the stockholders approved issuance of preferred stock to the officers of the Company (see Note 15). This transaction has not been reflected in the unaudited financial statements.

/s/ Stirtz Bernards Boyden Surdel & Larter
Edina, Minnesota
July 31, 1997, except for the last paragraph of the Independent
Auditors' Report as to which the date is December 12, 1997

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                             1996        1995
                                                           --------    --------
           ASSETS

Current assets:

   Cash                                                    $    242    $  6,850

   Accounts receivable - trade, less allowance for
      doubtful accounts of $20,658 in 1996 and
      $25,061 in 1995                                          --          --

   Due from related parties (less allowance of $408,739
      in 1996 and $47,414 in 1995)                           17,500        --

   Inventories                                              121,174     117,334

   Prepaid expenses                                           9,711       7,164
                                                           --------    --------

           Total current assets                             148,627     131,348
                                                           --------    --------



Property, plant and equipment, net                          148,835     132,164
                                                           --------    --------



Net of assets of Pitbull, Industries, Inc.                     --         6,980
                                                           --------    --------



Goodwill, net of accumulated amortization
    of $79,608 in 1996 and $63,231 in 1995                  160,122     176,499
                                                           --------    --------


                                                           $457,584    $446,991
                                                           ========    ========

                                                           DECEMBER  31,
                                                        1996           1995
                                                     -----------     ---------

   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Cash overdraft                                    $     1,980     $    --
   Accounts payable                                      172,672        72,561
   Accounts payable - other                               97,310        64,995
   Note payable - other                                   35,700          --
   Long-term debt in default                             311,420       292,517
   Current portion of due to officer                       4,001        12,620
   Customer deposits                                      34,100       175,438
   Accrued expenses:
      Interest                                            19,656        17,206
      Payroll taxes withheld and accrued                  75,380        25,280
                                                     -----------     ---------

           Total current liabilities                     752,219       660,617
                                                     -----------     ---------

   Long-term due to officer                               54,427        68,648
                                                     -----------     ---------

Stockholders' equity (deficit):
   Preferred stock, series A, no par, authorized
      1,000,000 shares, issued -0- shares in 1996
      and 1995                                              --            --

   Common stock, par value $.001 per share,
      authorized 35,000,000 shares, issued
      2,663,900 shares in 1996 and 2,044,507
      shares in 1995                                       2,664         2,045
   Additional paid-in capital                          1,030,345       476,292
   Retained earnings (deficit)                        (1,382,071)     (760,611)
                                                     -----------     ---------

           Total stockholders' equity (deficit)         (349,062)     (282,274)
                                                     -----------     ---------

                                                     $   457,584     $ 446,991
                                                     ===========     =========


                 See Notes to Consolidated Financial Statements.

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    YEARS ENDED DECEMBER 30,
                                                     1996              1995
                                                  -----------     -----------

Net sales                                         $   423,128     $   128,862

Cost of sales                                         336,566         118,662
                                                  -----------     -----------

            Gross profit                               86,562          10,200

Operating expense                                     386,992         269,945
                                                  -----------     -----------

            Loss from operations                     (300,430)       (259,745)

Other income (expense):
   Interest income                                       --               548
   Equity in joint venture                               --           (16,850)
   Bad debt - related party                          (211,325)        (47,414)
   Rental income                                          950             936
   Interest expense                                  (100,458)        (91,253)
                                                  -----------     -----------

            Total other income (expense)             (310,833)       (154,033)
                                                  -----------     -----------

            Net loss before extraordinary item       (611,263)       (413,778)

Extraordinary item:
   Gain on debt restructure                              --           101,583
                                                  -----------     -----------

            Net loss                              $  (611,263)    $  (312,195)
                                                  ===========     ===========

Loss per common share:
   Loss from operations                           $      (.26)    $      (.21)
   Extraordinary item                                    --               .05
                                                  -----------     -----------

            Net loss per common share             $      (.26)    $      (.16)
                                                  ===========     ===========

Weighted average number of common shares
   outstanding                                      2,389,454       1,887,405
                                                  ===========     ===========

                 See Notes to Consolidated Financial Statements.

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                         Common Stock
                                                      -------------------
                                                       Number                Additional      Retained    Stockholders'
                                                         Of                    Paid-In       Earnings        Equity
                                                       Shares      Amount      Capital       (Deficit)      (Deficit)
                                                      ---------    ------    ----------    -----------     ---------
BALANCE, December 31, 1994                            1,700,000     1,700       160,310       (448,416)     (286,406)

     Net loss                                              --        --            --         (312,195)     (312,195)
     Stock issued for services                           25,000        25        24,975           --          25,000
     Stock warrants issued for debt issue costs            --        --          52,000           --          52,000
     Stock issued for debt service                      103,507       104       103,403           --         103,507
     Sale of stock (net of issue costs of $5,330)       216,000       216       135,604           --         135,820
                                                      ---------    ------    ----------    -----------     ---------

BALANCE, December 31, 1995                            2,044,507     2,045       476,292       (760,611)     (282,274)

     Net loss                                              --        --            --         (611,263)     (611,263)
     Stock issued for services                           10,000        10         9,990           --          10,000
     Stock options issued for services                     --        --           1,300           --           1,300
     Sale of stock (net of issue costs of $66,021)      519,393       519       452,853           --         453,372
     Stock issued for interest expense                   60,000        60        59,940           --          60,000
     Stock issued for related party debt                 30,000        30        29,970           --          30,000
     Spin-off of Earth Technologies, Inc. and
         Pitbull Industries, Inc.                          --        --            --          (10,197)      (10,197)
                                                      ---------    ------    ----------    -----------     ---------

BALANCE, December 31, 1996                            2,663,900    $2,664    $1,030,345    $(1,382,071)    $(349,062)
                                                      =========    ======    ==========    ===========     =========


                 See Notes to Consolidated Financial Statements.

                       TRITEC INDUSTRIES AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           Increase (Decrease) in Cash

                                                               YEARS ENDED DECEMBER 31,
                                                                  1996         1995
                                                               ---------     ---------
Cash flows from operating activities:
   Net loss                                                    $(611,263)    $(312,195)
   Adjustments to reconcile net loss to net
      cash flows from operating activities:
        Common stock issued for services                          10,000        25,000
        Common stock issued for interest expense                  60,000         3,507
        Common stock issued to related company, allowed for       30,000          --
        Common stock warrants issued for debt issue costs           --          52,000
        Common stock options issued for services                   1,300          --
        Depreciation and amortization                             23,957        24,318
        Equity in joint venture                                     --          16,850
        Debt restructure                                            --        (101,583)
        Accounts receivable - trade                                 --          (1,440)
        Due from related parties                                 (17,500)         --
        Inventories                                               (3,840)      (79,975)
        Other current assets                                      (2,547)       (2,164)
        Accounts payable                                         132,426        22,965
        Customer deposits                                       (141,338)      162,238
        Accrued expenses                                          52,550        25,721
        Other net assets - spin-off companies                         53          --
                                                               ---------     ---------
            Net cash flows from operating activities            (466,202)     (164,758)
                                                               ---------     ---------
Cash flows from investing activities:
   Purchase of investments                                          --          (4,850)
   Purchase of property                                          (24,251)         --
                                                               ---------     ---------
            Net cash flows from investing activities             (24,251)       (4,850)
                                                               ---------     ---------
Cash flows from financing activities:
   Cash overdraft                                                  1,980          --
   Change in due to/from officers and directors                  (22,840)       32,707
   Proceeds on issuance of common stock                          453,372        35,820
   Notes payable - other                                          35,700       100,000
   Proceeds from long-term debt - bank                            61,025          --
   Repayment on long-term debt                                   (40,646)      (10,486)
   Repayments on note payable -  bank                             (1,476)         --
   Repayments on long-term debt - spin-off companies              (3,270)         --
                                                               ---------     ---------
            Net cash flows from financing activities             483,845       158,041
                                                               ---------     ---------

            Net change in cash                                    (6,608)      (11,567)

Cash, beginning of year                                            6,850        18,417
                                                               ---------     ---------

Cash, end of year                                              $     242     $   6,850
                                                               =========     =========


                 See Notes to Consolidated Financial Statements.

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

1.       GOING CONCERN

         The Company's financial statements for the year ended December 31, 1996 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $611,263 for the year ended December 31, 1996 and $312,195 for the year ended December 31, 1995 and as of December 31, 1996 and 1995 had an accumulated deficit of $1,382,071 and $760,611, respectively. In addition, the Company is in default on its long-term debt and is subject to federal and state liens for delinquent payment of payroll taxes.

         In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. The Company has been engaged in continuous efforts to formulate a new operating plan which includes expanding operations to include mining through possible joint venture arrangements and raising additional capital. There can be no assurance that management's plans will improve operations or result in raising additional capital to the extent necessary to continue as a going concern.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Nature of Operations

              The Company was originally incorporated in Minnesota in 1994, during 1996 it changed its corporate domicile to Nevada. The Company was a holding company for four (4) wholly-owned subsidiaries, which included the following:

                Placer Recovery Systems, Inc. - a facilities in Walnut Grove, Minnesota is a manufacturer of equipment, designed to process from five (5) tons to two hundred (200) tons of ore per hour for the placer mining industry. The Company markets and sells its products world-wide both directly to customers and through distributor/dealers. Terms of sale are 50% deposit with order and the balance due at time of shipment by cash or, for domestic sales, by prearranged credit.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Nature of Operations (Continued)

                Earth Technologies, Inc. - was formed to pursue the use of placer mining equipment for remediation of environmentally hazardous soil that has been contaminated by heavy metals or volatile organic chemicals.

                TEC 2010, Inc - was formed to pursue the use of placer mining equipment for remediation of environmentally hazardous soil that has been contaminated by heavy metals or volatile organic chemicals. As of the report date, the Company was inactive.

                Pit Bull Industries, Inc. - ownership was acquired for the design of an articulating four-wheel drive loader to be manufactured and sold under the name "Pit Bull". The equipment is suitable for light earth moving projects.

              On November 1, 1996, the Board of Directors declared a dividend to common stockholders in the form of 2,623,900 shares of common stock of its wholly-owned subsidiary, Earth Technologies, Inc. Stockholders of record of the Company on October 31, 1996 received one share of Earth Technologies, Inc. common stock for each share of the Company's stock held. This transaction has been accounted for as a spin-off and, accordingly, retained earnings has been increased by $677 in 1996, representing the carrying value of the investment at the spin-off date.

              The Company's share of equity in the undistributed earnings of Earth Technologies, Inc. for 1996 and 1995, through the spin-off date, was $(677) and $-0-, respectively, and is included in interest expense.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Nature of Operations (Continued)

              Following is a summary of net assets and results of operations of Earth Technologies, Inc. as of November 1, 1996 and December 31, 1995, and for the periods then ended:

                                       November 1,   December 31,
                                          1996           1995
                                       ---------     ------------
          Cash                         $       8     $       --
          Inventory                      140,000             --
          Intangible assets              150,000             --
                                       ---------     ------------

                   Total assets          290,008             --

          Due to related party          (245,000)            --
          Notes payable                  (45,000)            --
          Other current liabilities         (685)            --
                                       ---------     ------------

                   Net assets          $    (677)    $       --
                                       =========     ============

                                        For the
                                      Period From
                                       January 1,      For the
                                     1996 through    Year Ended
                                      November 1,   December 31,
                                         1996           1995
                                       ---------     ------------

          Sales and other revenue      $      --     $       --
          Costs and expenses                 677             --
                                       ---------     ------------

                   Net loss            $    (677)    $       --
                                       =========     ============

              On November 1, 1996, the Board of Directors declared a dividend to common stockholders in the form of 2,623,900 shares of common stock of its wholly-owned subsidiary, Pitbull Industries, Inc. Stockholders of record of the Company on October 31, 1996 received one share of Pitbull Industries, Inc. common stock for each share of the Company's stock held. This transaction has been accounted for as a spin-off and, accordingly, retained earnings has been decreased by $10,874 in 1996, representing the carrying value of the investment at the spin-off date.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Nature of Operations (Continued)

              The Company's share of equity in the undistributed earnings of Pitbull Industries, Inc. for 1996 and 1995, through the spin-off date, was $(2,286) and $-0-, respectively, and is included in interest expense.

              Following is a summary of net assets and results of operations of Pitbull Industries, Inc. as of November 1, 1996 and December 31, 1995, and for the periods then ended:

                                            November 1,           December 31,
                                               1996                   1995
                                        ----------------        ----------------
         Cash                           $              4        $          -
         Due from related party                      100
         Inventory                                42,500                 42,500
                                        ----------------        ---------------

                  Total assets                    42,604                 42,500
                                        ----------------        ---------------

         Notes payable                           (31,730)               (35,000)
         Other current liabilities                 -                       (520)
                                        ----------------        ---------------

                  Net assets            $         10,874        $         6,980
                                        ================        ===============


                                              For the
                                            Period From
                                            January 1,               For the
                                           1996 through            Year Ended
                                            November 1,           December 31,
                                               1996                   1995
                                        ------------------      ---------------

         Sales and other revenue        $          -            $          -
         Costs and expenses                        2,286                    520
                                        ----------------        ---------------

                  Net loss              $         (2,286)       $          (520)
                                        ================        ===============

              Net assets of Pitbull Industries, Inc. have been separately classified in the accompanying balance sheet at December 31, 1995.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Principles of Consolidation

              The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

              Investments

              Investments in companies/joint ventures in which the Company has a 20% to 50% interest are reported on the equity method of accounting.

              Goodwill

              Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on the straight-line method over 15 years. Amortization expense charged to operations for 1996 and 1995 was $16,377 and $16,437, respectively.

              Inventories

              Inventories are stated at the lower of cost, determined by the FIFO method, or market. (See Note 4.)

              Property, Plant and Equipment

              The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the general depreciation system straight-line method for financial reporting purposes and for income tax purposes. (See
              Note 5.)

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Income Taxes

              Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of income taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax basis of certain assets and liabilities. Temporary differences that result in deferred income taxes were net operating loss carryforwards and the allowance for doubtful accounts.

              Accounting Estimates

              The process of preparing consolidated financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

              Advertising Costs

              Advertising costs are charged to expense as incurred. The total advertising costs were $6,646 for 1996 and $12,493 for 1995.

              Net Loss Per Common Share

              Net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Fully diluted and primary earnings per common share are the same amounts for each of the periods presented. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Stock Based Compensation

              In October, 1995, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Company currently accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Option No. 25, Accounting for Stock Issued Employees (see Note 3). Since the Company is not required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, it has elected only to comply with the disclosure requirements set forth in the Statements, which includes disclosing pro forma net income, as if the fair value based method of accounting had been applied.

              Fair Value of Financial Instruments

              The carrying amounts for cash, receivables and payables approximate fair value because of the short maturity, generally less than three months, of these instruments. As described in Note 9, the Company is in default on its long-term debt. Long-term debt is carried on the balance sheet at cost.

3.       DUE FROM RELATED PARTIES

         Due from related parties consisted of the following:

                                                     1996            1995
                                                --------------   ------------
  Due from officers (net allowance of
    $147,469 and $43,644 for December 31,
    1996 and 1995, respectively)                $      -         $      -
  Due from related parties (net allowance
    of $33,770 and $3,770 for December 31,
    1996 and 1995, respectively)                       -                -
  Due from related company (net allowance
    of $227,500 for December 31, 1996)                17,500            -
                                                ------------     ------------

                                                $     17,500     $      -
                                                ============     ============

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

3.       DUE FROM RELATED PARTIES (CONTINUED)

         Due from officers represent non-interest-bearing advances not evidenced by written instruments, taken in excess of salaries and other consulting fees. The officer's primary source for repayment is based on the future earnings of the Company. The Company is in a going concern situation with limited operations and a deficiency of assets, therefore the officers ability to repay is limited. Accordingly, the due from officers of $147,469 and $43,644 as of December 31, 1996 and 1995, respectively, has been fully allowed for.

         Due from related parties represents amounts due from Black Chess, Ltd., a entity owned by two officers of the Company. As stated in the previous paragraph, the officers ability to repay (and therefore, this entity's ability to repay) is limited. Accordingly, the due from related parties in the amount of $33,770 and $3,770 as of December 31, 1996 and 1995, respectively, has been fully allowed for.

         Due from related company represents amounts due from Earth Technologies, Inc., a former wholly-owned subsidiary (see Note 1), for the production and sale of certain machinery and intellectual rights associated with the production of the equipment. Earth Technologies, Inc., has not recorded any sales activity and has few liquid assets, therefore, its ability to pay is limited. Accordingly, an allowance of $227,500 has been set-up to record the due from related company at net realizable value; $77,500 was reserved for a sale of tangible property and $150,000 was reserved as a reduction to the gain on the intangible sale which had a historical cost of zero.

4.       INVENTORIES

         Inventories consisted of the following:

                                       1996                      1995
                                ------------------         --------------

         Finished goods         $         44,563           $       49,306
         Work in process                  57,244                   49,474
         Raw material                     19,367                   18,554
                                ----------------           --------------

              Total             $        121,174           $      117,334
                                ================           ==============

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

5.       INVESTMENTS

         Investments recorded using the equity method consist of the following at December 31:

                                           1996                      1995
                                    ------------------         -------------

              Ameralt Company       $        -                 $       -

         Ameralt is a joint venture between Placer Recovery Systems, Inc. (40%) and "DACO" Company of Ulaanbaatar, Mongolia (60%) for the manufacturer of gold recovery machines and other such equipment as mutually agreed upon and other activities not forbidden by Mongolian law. The Company has contributed equipment valued at $16,850 through December 31, 1995.

         As of December 31, 1996 and 1995, no financial statements have been prepared for the joint venture, however, it is management's estimate that the Company's equity share in the earnings (loss) of Ameralt is $-0- and $(16,850) for 1996 and 1995, respectively.

6.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consisted of the following:

                                              1996                 1995
                                       ------------------    ---------------

    Land                               $          5,950      $         5,950
    Buildings                                   118,064              118,063
    Furniture and fixtures                       21,668               11,692
    Machinery and equipment                      37,614               23,340
                                       ----------------      ---------------
                                                183,296              159,045
    Less: accumulated depreciation              (34,461)             (26,881)
                                       ----------------      ---------------

         Total                         $        148,835      $       132,164
                                       ================      ===============

         Depreciation expense charged to operations was $7,580 and $7,118 in 1996 and 1995 respectively.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

6.       PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

         The useful lives of property, plant and equipment for purposes of computing depreciation are:

              Buildings                        31.5 and 40 years
              Furniture and fixtures               5 to 10 years
              Machinery and equipment                   10 years


7.       NOTE PAYABLE - OTHER

         Note payable consists of three unsecured, informal promises to repay principal to various individuals. The notes are non-interest bearing, but contain agreements relating to stock issuance and options. The total amount outstanding at December 31, 1996 was $35,700.

8.       DUE TO OFFICER

         At December 31, 1995, due to officer consisted of an unsecured note payable in monthly installments of $1,808, including interest at 12%..

         Future maturities of long-term debt are as follows:

              1997                             $         4,001
              1998                                      16,024
              1999                                      18,056
              2000                                      20,347
                                               ---------------

                                               $        58,428
                                               ===============

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

9.       LONG-TERM DEBT IN DEFAULT

         Following is a summary of long-term debt at December 31:

                                                          1996        1995
                                                        --------    --------

Demand note payable to bank at 10%, due May,
  1997, interest due in monthly installments until
  May, 1997, secured by inventory, accounts
  receivable and equipment                              $ 50,000    $   --

Note payable to bank at 10.5%, due February,
  2000, principal and interest due in monthly
  installments of $282.25 per month until
  February, 2000, secured by forklift                      9,549        --

Demand note payable to Northern Michigan
  BIDCO at 11% interest; in default, $80,000 to
  be repaid in 36 monthly payments of $2,619
  beginning January 15, 1996, including interest
  from January 1, 1996. Guaranteed by two
  stockholders/officers                                   62,227      80,000

Note payable to Southwest Minnesota Initiative
  Fund at 6% interest, secured by a mortgage on
  the property in Walnut Grove and all
  inventory, equipment, and accounts                      86,436      96,436

Note payable to an individual in monthly
  payments of $2,275 including interest at 8%,
  secured by the property, plant, equipment and
  inventory in Walnut Grove                               48,768      65,674

Non-interest bearing note payable to an
  individual - net of imputed interest at 8%
  Matures September, 1998                                 54,440      50,407
                                                        --------    --------

                  Total                                 $311,420    $292,517
                                                        ========    ========

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

9.       LONG-TERM DEBT IN DEFAULT (CONTINUED)

         During 1995, the Company renegotiated debt to an individual resulting in a non-interest bearing note payable. At that time, the Company imputed interest at 8% and recognized a discount on the note of $12,939 which is included as an extraordinary item on the consolidated statement of operations for 1995 (see Note 17).

         During 1995, a demand note payable - bank for $88,644 including interest of $6,004 was forgiven and is included as an extraordinary item on the consolidated statement of operations (see Note 17).

         As of report date, the Company was in default on all of the above notes resulting in the entire balance of long-term debt to be classified as current. Also, as of the report date, the Southwest Minnesota Initiative Fund foreclosed on the Walnut Grove property (see Note 15).

10.      LEASES

         The Company leases office space at a monthly gross rental of $4,080 through May 31, 2000, with a five-year renewal option and additional rent based upon variations in operating costs. Rent expense for 1996 and 1995 was $54,940 and $20,148, respectively.

         Future minimum rent payments are as follows:

              1997                                  $        48,960
              1998                                           48,960
              1999                                           48,960
              2000                                           20,400
                                                    ---------------

                                                    $       167,280
                                                    ===============

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

11.      INCOME TAXES

         At December 31, 1996, the Company has an operating loss carryforward for tax purposes of approximately $900,000 which expires through 2011. In addition for tax purposes, the Company has a temporary difference for the allowance for doubtful accounts of $430,000 at December 31, 1996. The Company has fully reserved the tax benefit of the operating loss carryforward and the temporary difference related to the allowance for doubtful accounts, amounting to approximately $530,000, because the likelihood of realization of the benefit cannot be established.

         The Internal Revenue Code contains provisions which may limit the loss carryforwards available if significant changes in stockholder ownership of the Company occur.

12.      MAJOR CUSTOMERS

         Due to the limited number of individual customers comprising sales for 1996 and 1995, substantially all customers exceeded 10% of total sales.

13.      SUPPLEMENTAL CASH FLOW INFORMATION

                                                    1996             1995
                                             --------------     -------------

         Cash paid during the year for:

              Interest                       $      38,008      $      17,623
                                             =============      =============

              Income Taxes                   $        -         $           -
                                             =============      =============

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

13.      SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)

         Summary of non-cash transactions is as follows:

              During 1995, the Company incurred a $35,000 note payable to an individual for the purchase of inventory. This note was spun-off with Pitbull Industries, Inc. (see Note 1).

              During 1995, the Company issued 25,000 shares of common stock to individuals for consulting services valued at $1 per share for a total of $25,000.

              During 1995, $20,680 accrued interest due to an officer was converted and combined with other amounts due to this officer into one note payable.

              During 1995, the Company issued 200,000 warrants for the purchase of common stock to an individual for debt issue costs. The warrants were valued at $.26 per warrant as determined using the Black-Scholes Model, for a total of $52,000.

              During 1995, the Company issued 103,507 shares of common stock to an individual for debt service of a $100,000 note payable plus accrued interest of $3,507. The stock was valued at $1 per share for a total of $103,507.

              During 1996, the Company issued 60,000 shares of common stock to an individual as additional interest for default on loan valued at $1 per share for a total of $60,000.

              During 1996, the Company issued 30,000 shares of common stock to an individual in lieu of payment for the debt of Black Chess, Ltd., an entity owned by two officers of the Company. The stock was valued at $1 per share for a total of $30,000.

              During 1996, the Company issued 10,000 shares of common stock to individuals for consulting services valued at $1 per share for a total of $10,000.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

14.      CAPITALIZATION

              Preferred Stock, Series A

              The preferred stock, series A, is noncumulative, participating and is convertible into 10 shares of common stock at the option of the holder.

              Common Stock Exchanged for Services

              During the period from inception to December 31, 1996, the Company issued common stock in exchange for various consulting services. The value of these services have been based upon the fair value of the common stock issued as determined by sales of the Company's common stock during the respective time periods. The cost of the services have been charged to operations, and additional paid-in capital has increased by the excess of the costs of services over the par value of common stock issued.

           Date                 Number of Shares          Nature of Services
      -------------             ----------------          ------------------
      October, 1995                  25,000                  Consulting

      March, 1996                    10,000                  Consulting

              Incentive Stock Option

              During 1996, the Company approved an incentive stock option plan which authorizes the granting of stock options to its employees, directors, and certain key service providers for up to 250,000 shares of common stock. Under the incentive plan, the exercise price of each option shall not be less than fair market value of share on the date of grant, and an option's maximum term is ten years.

              The Company has also issued various non-qualifying stock options since its inception and the terms are at the discretion of the Board of Directors.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

14.      CAPITALIZATION (CONTINUED)

              Incentive Stock Option (Continued)

              The fair value of each option granted is estimated on the grant date using the Black-Scholes Model. The following assumptions were made in estimating fair value:

    Assumption                 Incentive Plan           Non-qualifying Plan
    ----------                 --------------           -------------------
    Dividend yield                0%                        0%
    Risk-free interest rate       6%                        6%
    Expected life                 5 years                   5 years

              Following is a summary of the status of the incentive and non-qualified stock options from inception to December 31, 1996:

                                 Incentive Stock Options   Non-Qualified Options
                                 -----------------------   ---------------------
                                                Weighted              Weighted
                                                 Average              Average
                                 Number of      Exercise  Number of   Exercise
                                  Shares         Price     Shares       Price
                                ----------     ---------  ---------  ---------
        Outstanding at
            12/31/95                   --      $    --          --    $    --

            Granted                 76,500          1.93    250,000       2.00
            Exercised                  --            --         --         --
                                ----------     ---------  ---------  ---------

        Outstanding at
            12/31/96                76,500     $    1.93    250,000  $    2.00
                                ==========     =========  =========  =========

        Options exercisable
            at 12/31/96                --      $     --     250,000  $    2.00
                                ==========     =========  =========  =========

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

14.   CAPITALIZATION (CONTINUED)

         Incentive Stock Option (Continued)

                              Number of    Weighted Average  Weighted Average
                                Shares      Exercise Price     Fair Value

 Exercise price of options
    granted during period
    ended 12/31/96:
        Greater than market     321,500     $        2.00      $        -
                              =========     =============      ==========

        Equal to market           5,000     $        1.00      $     0.26
                              =========     =============      ==========

         The 5,000 options with an exercise price of $1.00 were issued to a key service provider, not an employee. Accordingly, the fair value of the options of $1,300 has been charged to operations during 1996.

         The following table summarizes information about incentive and non-qualified stock options outstanding at December 31, 1996:

                             Outstanding Options                 Exercisable Options
                   ---------------------------------------    ------------------------
                                   Weighted
                                    Average       Weighted                    Weighted
  Range of          Number of      Remaining       Average      Number         Average
  Exercise         Outstanding    Contractual     Exercise    Exercisable     Exercise
  Prices           at 12/31/97       Life           Price     at 12/31/97      Price
--------------     -----------     ----------     --------    -----------     --------
 $1.00                   5,000     5.0 years      $   1.00         -          $   1.00
 $2.00                 321,500     4.5 years          2.00       250,000          2.00
                  ------------                                ----------
 $1.00 to 2.00         326,500                                   250,000
                  ============                                ==========


 Warrants

         The Company has issued various warrants related to bridge loans, placement services and issuance of common stock.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

14.   CAPITALIZATION (CONTINUED)

         Warrants (Continued)

         The following table summarizes activity for warrants at December 31, 1996:

                                      Number              Exercise
                                      Outstanding           Price
                                      -----------         --------
       December 31, 1994                    -

           Bridge loans                   200,000            $1.00
           Placement services               4,100            $1.30
                                   --------------

       December 31, 1995                  204,100

       Placement services                  46,939            $1.30
                                   --------------

       December 31, 1996                  251,039
                                   ==============


15.      SUBSEQUENT EVENTS

              Authorized Shares of Stock

              In March, 1997, the stockholders also approved the authorization of 1,000,000 shares of convertible preferred stock, series B. The preferred stock, series B is convertible into 10 shares of common stock at a price of $1 per share and has voting rights of 10 votes per share. The stockholders approved the issuance, for past services, of 250,000 shares of preferred stock, series B to the officers of the Company. The value of the compensation is to be determined, by independent valuation, at the fair value of the services performed or the stock received. As of the report date, no independent valuation has been completed.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

15.      SUBSEQUENT EVENTS (CONTINUED)

              Notes Payable

              In 1997, the Company entered into various note payable agreements with individuals totaling $67,500. The notes are payable April, 1997 to March, 2000, plus interest at 10% to 107%. Certain notes are convertible, at the note holders option, into 56,500 shares of common stock of the Company at conversion rates of $1 per share to $1.50 per share. In addition, certain notes contain warrants to purchase an additional 50,100 shares of common stock of the Company at a price $1 per share to $2.25 per share.

              Foreclosure

              In April, 1997, the SW Minnesota Initiative Fund completed a mortgage foreclosure action by sheriff's sale on the Company's Walnut Grove, Minnesota property. The Company has been granted a redemption right until October, 1997 to redeem the property for $85,000, plus accrued interest (see Note 9). As of December 31, 1996, the property, net of accumulated depreciation, was $111,310.

              Letter of Intent

              The Company entered into a letter of intent agreement with a corporation for the sale of 1,000,000 shares of common stock of the Company for $.01 share or $10,000. In addition, the letter of intent granted the corporation, for one year, the option to purchase an additional 1,000,000 shares at the price of $1 per share. The shares available through the option have warrants to acquire an additional 1,000,000 shares at a price of $1.25 per share for a period of two years. The agreement requires that a formal agreement incorporating the above be finalized in 1997. If this formal agreement is not completed, the initial $10,000 shall be returned to purchaser and the 1,000,000 shares of common stock returned to the Company. As of the report date the initial deposit of $10,000 has been received, however, the formal agreement has not been completed and the related shares have not been issued.

                                  (Continued)

                    TRITEC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

15.      SUBSEQUENT EVENTS (CONTINUED)

              Joint Venture

              The Company entered into a joint venture agreement to purchase mining interests in the Upper Mazarumi River Region of Western Guyana. The agreement calls for initial capital from the Company of $950,000. The Company's ownership percentage will be 47.5%. As of the report date, the Company has not invested its share of capital and the joint venture has not begun operations.

              Common Stock Transactions

              Subsequent to December 31, 1996 through July 31, 1997, the report date, the Company sold and issued an additional 23,130 shares of common stock for $1 per share, incurring $407 of issuing costs.


16.      COMMITMENTS AND CONTINGENCIES

         As of December 31, 1996, the Company has guaranteed a $31,730 loan between an individual and Pitbull Industries, Inc., a former wholly-owned subsidiary of the Company (see Note 2).

         Also, as of December 31, 1996, the Company has guaranteed a $45,040 note payable between a bank and Earth Technologies, Inc., a former wholly-owned subsidiary of the Company (see Note 2).


17.      EXTRAORDINARY ITEM

         1995 Extraordinary gain is as follows:

           Demand note payable to bank plus interest
             forgiven (see Note 9)                          $        88,644

         Renegotiated debt to an individual (see Note 9)             12,939
                                                            ---------------

                   Total                                    $       101,583
                                                            ===============

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 26, 1998                      TriTec Industries, Inc.


                                              /s/ Eugene Chessen
                                            ----------------------------------
                                            Eugene Chessen, Chairman

                                              /s/ Willis Black
                                            ----------------------------------
                                            Willis Black, President

                                              /s/ John McManus
                                            ----------------------------------
                                            John McManus, Vice President

                                              /s/ James O'Neill
                                            ----------------------------------
                                            James O'Neill, Director

                                              /s/ Michael Burns
                                            ----------------------------------
                                            Michael Burns, Director